Exhibit 99.1
For Immediate Release INVESTOR CONTACT:	MEDIA CONTACT:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 Niamh Lyons Ph: 353-1-663-3602

Elan Cures Breach of Tysabri(R) Collaboration Agreement and Amends Terms of Transaction with  Johnson & Johnson

DUBLIN, IRELAND – September 14, 2009 – Elan Corporation, plc (NYSE: ELN) today announced that it has cured an unintended breach of its Tysabri Collaboration Agreement with Biogen that had been identified by the United States District Court for the Southern District of New York.  Elan’s previously announced transaction with Johnson & Johnson has been amended to eliminate in its entirety the Strategic Financing and Collaboration Agreement that was the subject of the Court’s September 3, 2009, hearing and Biogen’s previously disclosed notice of breach.  Concurrently with this announcement, Elan has also informed Biogen that Elan has cured the unintended breach within the time period permitted under Elan’s Collaboration Agreement with Biogen.

Elan has agreed to modify the terms of its pending transaction with Johnson & Johnson, which was previously announced on July 2, 2009, to provide for the completion of all aspects of the transaction announced with the exception that the Strategic Financing and Collaboration Agreement related to Tysabri, and the subject matter of that agreement, have been eliminated and are not now included in the revised transaction.

Under the revised definitive agreement, Johnson & Johnson, through its affiliate, will invest $885 million in Elan in exchange for newly issued American Depositary Receipts (ADRs) of Elan, which will represent 18.4% of Elan's outstanding ordinary shares immediately following the closing.  In addition, as previously announced on July 2, 2009, Johnson & Johnson will acquire substantially all of the business, assets and rights of Elan related to its Alzheimer's Immunotherapy Program, through a newly formed company, Janssen Alzheimer Immunotherapy, and will initially commit up to $500 million to continue the development and launch activities of bapineuzumab, a potential first-in-class treatment that is being evaluated for slowing the progression of Alzheimer's disease, as well as other compounds.  In consideration for the transfer of these rights and assets, Elan will receive a 49.9% equity interest in Janssen Alzheimer Immunotherapy.  Elan will be entitled to a 49.9% share of the profits and certain royalty payments upon the commercialization of products under the collaboration with Wyeth.

The parties expect to close the transaction as promptly as possible.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs.  Elan shares trade on the New York and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward Looking Statement

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties.  There can be no assurance as to when or if the proposed transaction with Johnson & Johnson will be completed.  A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Save as disclosed in this announcement there has been no significant change affecting any matter contained in the original announcement of the transaction with Johnson & Johnson dated July 2nd, 2009 and, save for developments with respect to the Biogen Collaboration Agreement and the ruling made by the United States District Court for the Southern District of New York, as detailed in announcements issued by Elan dated August 6th 2009 and September 4th 2009,  no other significant new matter has arisen which would have been required to be mentioned in that earlier notification if it had arisen at the time of the preparation of that notification.

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